EXHIBIT 21

THE PNC FINANCIAL SERVICES GROUP, INC.

SCHEDULE OF CERTAIN SUBSIDIARIES

(As of December 31, 2016)

Name	State or Other Jurisdiction of Incorporation or Organization
PNC Bancorp, Inc. (1)	Delaware
PNC Bank, National Association (1)	United States
PNC REIT Corp.	Delaware
PNC Preferred Funding LLC	Delaware
PNC Equipment Finance, LLC	Delaware
PNC Merchant Services Company	Delaware
PNC NCNVINV, Inc.	Delaware

PNC Holding, LLC (1)	Delaware
PNC Investment Company LLC (1)	Delaware
PNC Capital Markets, LLC PNC Capital Finance, LLC	Pennsylvania Delaware

(1)	The names of the subsidiaries of the indicated entities are omitted because such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.